Employment Agreement Between
               Intelligent Electronics, Inc. and Lewis E. Miller
                                      and
                Amendment No. 1 to Employment Agreement Between
                    The Future Now, Inc. and Lewis E. Miller

        Whereas The Future Now, Inc. ("TFN") and Lewis E. Miller (the "Executive") entered into an Employment Agreement dated as of January 1, 1994 (the "Agreement"); and

        Whereas Intelligent Electronics, Inc. ("INEL") and TFN (together the "Employer") have entered into an Agreement and Plan of Merger pursuant to which TFN will become a wholly owned subsidiary of INEL (the "Merger");

        Whereas INEL desires to retain the services of Executive in connection with INEL's operation and management of TFN, as well as in connection with the operation and management of INEL;

        Whereas the Merger would be a Successor Corporate Event, as defined in the Agreement, which would cause Executive to be entitled to the termination benefits set forth in the Agreement; and

        Whereas INEL has agreed to assume and perform the obligations of the Agreement as a successor to TFN and Executive has agreed to perform his obligations under the terms of the Agreement, each as amended and changed by this agreement and amendment, now, therefore, the parties agree as follows:

        1. Executive, TFN and INEL agree that the Agreement shall not terminate upon or as a result of the occurrence of the Merger as provided in Article 8 of the Agreement and that Executive hereby waives the benefits to which he would be entitled under Article 9 of the Agreement as a result of the Merger.

        2. INEL agrees that as soon as practicable after the Merger it shall take such action as necessary to cause the restrictions on the 35,000 shares of restricted stock Executive was granted under the terms of the stock option and stock incentive plans of TFN, which shares shall be converted to shares of INEL common stock pursuant to the terms of the Merger, to be accelerated and such shares shall then be fully vested in Executive.

           INEL further agrees and acknowledges that Executive intends to sell such stock after the Merger subject to applicable federal and state securities laws, provided, however, that Executive agrees that he shall not make any such sale or sales if such sale would be in violation of any federal or state securities laws.

        3. INEL agrees that as soon as practicable after the Merger it shall take such action as necessary to amend the options to purchase 95,000 shares of TFN's common stock Executive was granted under the terms of the stock option and stock incentive plans of TFN, which options shall be converted to options to purchase shares of INEL common stock pursuant to the terms of the Merger, so that such options shall remain outstanding and exercisable and continue to vest throughout the full term thereof notwithstanding termination of Executive's employment with Employer, provided Executive waives the loss of incentive stock option treatment, if any.

        4. INEL agrees that as soon as practicable after the Merger it shall recommend to the appropriate committee of its Board of Directors that Executive be granted options to purchase 65,000 shares of INEL common stock under INEL's 1995 Long-Term Incentive Plan at an exercise price equal to the fair market value of the INEL common stock on the grant date and subject to the terms and conditions generally applicable to such option grants by INEL. The provisions of
Section 9(f) of the Agreement shall not be applicable to such options.

        5. INEL agrees that as soon as practicable after the Merger it shall take such action as necessary to cause Incentive Compensation, as such term is defined in the Agreement, to be paid to Executive for the portion of 1995 which is prior to the Effective Time of the Merger (the "Pre-Merger Period") based on the percentage of actual Net Earnings Before Taxes achieved during the Pre-Merger Period as compared to budgeted Net Earnings Before Taxes during the Pre-Merger Period set forth on Exhibit A to this agreement and amendment. In the event the Pre-Merger Period does not end at a month end, the parties agree that actual Net Earnings Before Taxes for the partial month shall be compared with a pro rata portion of budgeted Net Earnings Before Taxes for such partial month, based on the number of business days in such month. INEL acknowledges that achievement of 100% of such budgeted Net Earnings Before Tax under the Agreement entitles Executive to Incentive Compensation equal to 80% of Executive's then Base Salary, as such term is defined in the Agreement, for the Pre-Merger Period. Nothing contained herein or in the Agreement shall require audited financial statements for TFN for the Pre-Merger Period if such audited financial statements would not otherwise be prepared.

        6. INEL agrees that as soon as practicable after the Merger it shall take such action as necessary to institute a new plan or formula for incentive compensation for Executive which shall be based on the performance of TFN and INEL and which shall entitle Executive to incentive compensation equal to 80% of Executive's then base salary if 100% of the performance goals are achieved. This replacement plan or formula shall then be considered Incentive Compensation for the purposes of the Agreement.

        7. The first and second sentences of the second paragraph of Article 1, Employment and Duties, are deleted and replaced by the following:

                Executive is engaged as the President and Chief Operating Officer of TFN, a wholly owned subsidiary of INEL. He shall perform such services and assume and discharge such responsibilities as normally performed by a president and chief operating officer of a subsidiary and as are assigned to Executive, who shall report as directed, from time to time by INEL.

        8. Article 3, Compensation, is amended so that "$213,300" is changed to "$245,100" in each of the instances $213,300 appears in this Article.

        9. Article 6, Restrictive Covenant, is deleted and replaced by the following:

             6. Restrictive Covenant.
                ---------------------
                (a) In the event Executive terminates this Agreement without Cause, the Executive, for one year after such termination, shall not solicit any person employed by INEL or TFN at the time of the termination of this Agreement to become an employee of the Executive or the Executive's then employer. Executive may request the Board of Directors of the Company to waive the provisions of this section in any particular situation, and such waiver shall not be unreasonably withheld.

                (b) Executive acknowledges that the foregoing time and other limitations are reasonable and properly required for the adequate protection of the business affairs of the Employer, and in the event any such time or other limitation is found to be unreasonable by a court of competent jurisdiction, Executive agrees and submits to the reduction of said time or other limitation to such a time or other limitation or otherwise as the court may determine to be reasonable. In the event that any limitation under this section is found to be unreasonable or otherwise invalid in any jurisdiction, in whole or in part, Executive acknowledges, warrants, represents, and agrees that such limitation shall nevertheless be valid in all other jurisdictions.

        10. In each instance where the "Employer" or the "Company" is referred to in the Agreement, such reference shall be deemed to refer to INEL and not to TFN.

        11. Subsection (a) of Article 9, Compensation upon Termination of the Agreement, is deleted and replaced by the following:

                (a) If this Agreement is terminated by the Company for Cause, by the Executive without Cause, or pursuant to Section 8(i) of this Agreement, no payments shall be due Executive except salary and vacation which is earned but unpaid at the date of termination, including a pro rata portion of any Incentive Compensation which would have been paid for the fiscal year in which such termination occurs.

        12. The last sentence of Article 11, Notices, is deleted and replaced by the following which shall be added to the end of the first sentence of Article 11:

                or to the office of the Chief Executive Officer in the case of INEL. Any party, by notice, to each of the other parties, may change the address to which further notice is to be sent to such party.

        13. The definition of "Successor Corporate Event" in Article 14 is amended so that the phrase "one third" is changed to "majority" in the first sentence and the last sentence is deleted and replaced by the following:

                Successor Corporate Event shall include a material decrease in the duties and responsibilities of the Executive whether through or as a result of a transaction listed above or otherwise.

        14. In the event (i) Executive terminates the Agreement for Cause as a result of INEL requiring Executive to relocate without Executive's consent as provided in Article 1 of the Agreement or (ii) a Successor Corporate Event occurs as a result of a material decrease in Executive's duties and responsibilities as provided in the definition of "Successor Corporate Event" in
Article 14 of the Agreement as amended by this agreement and amendment, then, and only in such limited instances, Section 9(b)(ii) of the Agreement shall be deemed to be deleted and replaced by the following:

                (ii) an amount equal to the Executive's then Base Salary for the remaining term of this Agreement; and

            In addition, in either such event, the last sentence of the first paragraph of Section 9(b) shall be amended to relate only to the remaining term of the Agreement.

        15. This agreement and amendment shall take effect only upon and in the event of the occurrence of the Merger.

        In witness whereof, the parties have executed this agreement and amendment on the 21st day of June 1995.


Intelligent Electronics, Inc.:              The Future Now, Inc.:

By:   /s/ Richard D. Sanford                By:  /s/ Norma Skoog
      -----------------------------         ----------------------------------
          Richard D. Sanford                         Norma Skoog
          Chairman of the Board                      Vice President, Secretary
          and Chief Executive Officer                and General Counsel


         /s/ Lewis E. Miller
      -----------------------------
             Lewis E. Miller